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SEC MAIL PROCESSING
Received
MAR 0 1 2018
WASH D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-17230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ladenburg Thalmann & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

266 Park Avenue 26th Floor
(No. and Street)

New York	NY	10172
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Chillemi (631) 270-1607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR – 1 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Diane Chillemi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ladenburg Thalmann & Co. Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CANDICE ELIZABETH HERREL
Notary Public, State of New York
No. 01HE6221078
Qualified In Nassau County
Commission Expires 04/26/2018

Signature

CFO, SVP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LADENBURG THALMANN & CO. INC.

(a wholly-owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
1001 Brickell Bay Drive
Suite 1400
Miami, FL 33131
T 305.371.6200
F 305.371.8726
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Ladenburg Thalmann & Co. Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ladenburg Thalmann & Co. Inc. (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2002.

EISNERAMPER LLP
Miami, Florida
February 26, 2018

LADENBURG THALMANN & CO. INC.

Statement of Financial Condition
(dollars in thousands, except for share and per share data)
December 31, 2017

ASSETS	
Cash and cash equivalents	$ 955
Securities owned, at fair value	3,438
Due from clearing brokers	28,327
Due from other broker-dealers	2,822
Accounts receivable, net	204
Due from affiliates	1,689
Furniture, equipment and leasehold improvements, net	1,761
Restricted assets	100
Goodwill	301
Deferred tax asset, net	2,545
Other assets	2,614
	$ 44,756
LIABILITIES	
Securities sold, but not yet purchased, at fair value	$ 99
Accrued compensation	7,262
Accrued expenses and other liabilities	3,780
Deferred rent	909
Due to affiliates	13
	12,063
SHAREHOLDER'S EQUITY	
Common stock, $.01 par value; 1,000 shares authorized; 560 shares issued and outstanding	0
Additional paid-in capital	62,160
Accumulated deficit	(29,467)
	32,693
	$ 44,756

Notes to Statement of Financial Condition
(dollars in thousands, except for share and per share data)
December 31, 2017

NOTE A - DESCRIPTION OF BUSINESS

Ladenburg Thalmann & Co. Inc. (the "Company") is a full service broker-dealer that has been a member of the New York Stock Exchange ("NYSE") since 1879. The Company clears its customers' transactions through a correspondent clearing broker on a fully disclosed basis. Broker-dealer activities include principal and agency trading and investment banking. The Company provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, brokerage and trading professionals. The Company is subject to regulation by, among others, the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and Municipal Securities Rulemaking Board ("MSRB").

The Company is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), whose stock trades on the NYSE MKT under the symbol LTS.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] Cash equivalents:

The Company considers all highly liquid financial instruments with a maturity of three months or less when acquired to be cash equivalents.

[3] Revenue recognition:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (the "Standard"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and the International Financial Reporting Standards. The FASB has subsequently issued several amendments, including deferral of the effective date until January 1, 2018, clarification of principal versus agent considerations, narrow scope improvements and other technical corrections. The Standard also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Standard, including clarifying amendments, will become effective for fiscal years and interim periods within those years, beginning after December 15, 2017, with early adoption permitted.

Amongst other things, the guidance provides for (i) determining whether revenue should be recognized at a point in time or over time, which replaces the previous distinction between goods and services, (ii) identifies distinct performance obligations, accounting for contract modifications and accounting for the time value of money and (iii) new, increased requirements for disclosure of revenue in the financial statements. Furthermore, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly associated with fulfilling a contract. Provided these costs are expected to be recovered, such costs will be capitalized, subsequently amortized over the useful life of customers and tested for impairment.

The Company is adopting the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and identified the following area of impact upon adoption of the Standard:

- *Investment Banking Revenues.* Advisory fees from underwriting, strategic advisory and private placement engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. Contracts with active customers as of the adoption date were reviewed and a cumulative-effect adjustment will be made to increase retained earnings.

- *Certain Capital Markets Revenues.* Revenues associated with price stabilization activities as part of a securities underwriting were historically recognized as part of Investment banking revenues. Under the new revenue standard, revenue from these activities is recognized within Principal transaction revenues, as these revenues are not considered to be within the scope of the new standard.

  Investment Banking Advisory Expenses. Historically, expenses associated with investment banking advisory assignments were deferred until reimbursed by the client, the related fee revenue was recognized or the engagement was otherwise concluded. Employee compensation was expensed as incurred. Under the new revenue standard, reimbursable expenses and employee compensation are deferred and the related revenue is recognized at a point in time. All other investment banking advisory related expenses are expensed as incurred. Contracts with active customers as of the adoption date were reviewed and a cumulative-effect adjustment was made to decrease retained earnings.

- *Investment Banking Underwriting and Advisory Expenses.* Expenses have historically been recorded net of client reimbursements and/or netted against revenues. Under the new revenue standard, when the Company is the lead underwriter, revenue and expenses will be first allocated to other members of the syndicate (net) because the Company is acting as an agent for the syndicate. The Company will then recognize its share of revenue and expenses on a gross basis, because the Company is acting as the principal. When the Company is not the lead underwriter, all investment banking expenses will be recognized within their respective expense category on the consolidated income statement and any expense reimbursements will be recognized as Investment banking revenues (i.e., expenses are no longer recorded net of client reimbursements and are not netted against revenues). No cumulative-effect adjustment to retained earnings required.

  Other Income. Other revenues primarily include fees we charge our clients for executing certain transactions in brokerage accounts, custodian fees and other client account fees. In addition, we may host certain conferences that serve as marketing events, for which we charge a fee for sponsorship. No cumulative-effect adjustment to retained earnings is required.

The new revenue standard requires enhanced disclosures, which we will include in the footnotes to our financial statements for the year ended December 31, 2018.

Additionally, the Company's ongoing implementation work includes evaluating changes required upon adoption of the Standard relating to: (i) new disclosures for disaggregation of revenues, contract balances and performance obligations; (ii) information technology systems; and (iii) internal controls over financial reporting.

[4] Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

(dollars in thousands, except for share and per share data)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting guidance on the testing of goodwill for impairment allows entities the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step quantitative impairment test. The Company's qualitative assessment indicated that there was no impairment of goodwill in 2017.

There was no change to the carrying amount of goodwill during 2017.

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, an amendment to simplify the subsequent quantitative measurement of goodwill by eliminating step two from the goodwill impairment test. As amended, an entity will recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform the qualitative test for a reporting unit to determine if the quantitative impairment test is necessary. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and applies prospectively. Early adoption is permitted, including in an interim period, for impairment tests performed after January 1, 2017. The Company is currently assessing the impact the adoption of ASU 2017-04 will have on its consolidated financial statements.

[5] Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term. The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

[6] Tax Reform:

On December 22, 2017 the U.S. government enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act ("TCJA"). Under GAAP, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. Among other things, the TCJA (1) reduces the U.S. statutory corporate income tax rate from 34% to 21% effective January 1, 2018, (2) eliminates the corporate alternative minimum tax, and (3) changes rules related to uses and limitations of net operating loss carryforwards beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin ("SAB") 118, which provides guidance on accounting for the tax effects of TCJA. SAB 118 provides a measurement period that should not extend beyond one year from the TCJA enactment date for companies to complete the accounting under GAAP. To the extent that a company's accounting for certain income tax effects of the TCJA is incomplete but is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements.

The TCJA reduces the corporate tax rate to 21% effective January 1, 2018. We have recorded a provisional decrease in our deferred tax assets and liabilities as of December 31, 2017. While we are able to make a reasonable estimate of the impact of the reduction in the corporate rate, it may be affected by other analyses related to the TCJA.

LADENBURG THALMANN & CO. INC.

Notes to Statement of Financial Condition
(dollars in thousands, except for share and per share data)
December 31, 2017

NOTE C – FAIR-VALUE MEASUREMENTS

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market or income approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The following table of securities owned and securities sold, but not yet purchased, represent those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

Securities Owned:	**Fair Value**	**Level 1**	**Level 2**
Certificates of deposit	$ 367	$ 367	$ -
Debt securities	1,913	-	1,913
Common stock	683	528	155
Warrants	475	-	475
Total	$ 3,438	$ 895	$ 2,543

Securities Sold, But Not Yet Purchased:	**Fair Value**	**Level 1**	**Level 2**
U.S. Treasury Notes	$ 99	$ -	$ 99
	$ 99	$ -	$ 99

Debt securities are valued based on recently executed transactions, market price quotations, and pricing models that factor in, where applicable, interest rates and bond default risk spreads.

Warrants are carried at a discount to fair value as determined by using the Black-Scholes option-pricing model due to illiquidity. This model takes into account the underlying securities' current market value, the market volatility of the underlying securities, the term of the warrants, exercise price, and risk-free rate of return.

Common stock may be received as compensation for investment banking services. These securities are restricted and may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of Rule 144, including the requisite holding period. Restricted common stock is classified as Level 2 securities.

(dollars in thousands, except for share and per share data)

NOTE C – FAIR-VALUE MEASUREMENTS (CONTINUED)

As of December 31, 2017, approximately $2,845 of securities owned was deposited with the Company's clearing broker. Under the clearing agreement with such clearing broker, the securities may be sold or hypothecated by such clearing broker.

The following table presents the carrying values and estimated fair values at December 31, 2017, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
ASSETS				
Cash and equivalents	$ 955	$ 955	$ —	$ 955
Due from clearing brokers	28,327	—	28,327	28,327
Due from other broker-dealers	2,822	—	2,822	2,822
Accounts receivable, net	204	—	204	204
Due from affiliates	1,689	—	1,689	1,689
TOTALS	$ 33,997	$955	$33,042	$ 33,997
LIABILITIES				
Accrued compensation	$ 7,262	$ —	$ 7,262	$ 7,262
Accrued expenses and other liabilities	3,780	—	3,780	3,780
Due to affiliates	13	—	13	13
TOTALS	$ 11,055	$ —	$ 11,055	$ 11,055

NOTE D - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method allowed by the rules. At December 31, 2017, the Company had net capital of $24,265, which exceeded its minimum capital requirement of $250.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Components of furniture, equipment and leasehold improvements included in the statement of financial condition at December 31, 2017 were as follows:

Computer equipment	$ 1,116
Furniture and fixtures	933
Leasehold improvements	1,690
Other	437
Total cost	4,176
Less accumulated depreciation and amortization	(2,415)
	$ 1,761

Notes to Statement of Financial Condition
(dollars in thousands, except for share and per share data)
December 31, 2017

NOTE F - COMMITMENTS AND CONTINGENCIES

[1] Operating leases:

The Company is obligated under several non-cancelable lease agreements for office space, expiring in various years through March 2023. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord. Minimum lease payments exclusive of escalation charges are as follows:

Year Ending December 31,	Lease Commitments
2018	$ 1,864
2019	1,892
2020	1,783
2021	833
2022	773
2023	147
	$ 7,292

Deferred rent of approximately $909 at December 31, 2017 represents lease incentives related to the value of improvements financed by the landlord together with the difference between rent payable calculated over the life of the leases on a straight-line basis (net of lease incentives), and rent payable on a cash basis.

The Company amended a lease for space in Melville in November 2017. The lease term ends on March 31, 2023, and was amended to decrease the rentable square footage by approximately 41%.

[2] Litigation and regulatory matters:

In August 2013 and in May 2014, two former customers of the Company filed lawsuits alleging, among other things, that a former employee of the Company converted the customers' funds in 2005 and that the Company failed to supervise the former employee. Both complaints were transferred to arbitration. One of the cases was settled in June 2016 for $165. The remaining case was resolved in arbitration in September 2017 for $358.

In December 2014 and January 2015, two purported class action suits were filed in the U.S. District Court for the Southern District of New York against American Realty Capital Partners, Inc. ("ARCP"), certain affiliated entities and individuals, ARCP's auditing firm, as well as the underwriters of ARCP's May 21, 2014 offering of $1.656 billion in common stock ("May 21, 2014 Offering") and three prior notes offerings. The complaints have been consolidated. The Company was named as a defendant as one of 17 underwriters of the May 21, 2014 Offering and as one of eight underwriters of ARCP's July 13, 2013 offering of $300 million in convertible notes. The complaint alleges, among other things, that the offering materials were misleading based on financial reporting of expenses, improperly-calculated AFFO (adjusted funds from operations), and false and misleading Sarbanes Oxley certifications, including statements as to ARCP's internal controls, and that the underwriters are liable for violations of federal securities laws. The plaintiffs seek an unspecified amount of compensatory damages, as well as other relief In June 2016, the court denied the underwriters' motions to dismiss the complaint. The Company intends to vigorously defend against the claims.

In November 2015, two purported class action complaints were filed in state court in Tennessee against officers and directors of Miller Energy Resources, Inc. ("Miller"), as well as Miller's auditors and nine firms that underwrote six securities offerings in 2013 and 2014, and raised approximately $151 million. The Company was one of the underwriters of two of the offerings. The complaints allege, among other things, that the offering materials were misleading based on purportedly overstated valuation of certain assets, and that the underwriters are liable for violations of federal securities laws. The plaintiffs seek an unspecified amount of compensatory damages, as well as other relief. In December 2015, the defendants removed the complaints to the U.S. District Court for the Eastern District of Tennessee; in November 2016, the cases were consolidated. In August 2017, the court granted in part

(dollars in thousands, except for share and per share data)

NOTE F - COMMITMENTS AND CONTINGENCIES (CONTINUED)

and denied in part the underwriters' motion to dismiss the complaint. The Company intends to vigorously defend against the claims.

In January 2016, a former customer filed an arbitration claim against the Company concerning purported misrepresentations, excessive fees and commissions, unauthorized trades, in connection with trading in its account and seeking compensatory damages in excess of $200, as well as other relief. The Company intends to vigorously defend against the claims.

In January 2016, an amended complaint for a purported class action was filed in the U.S. District Court for the Southern District of Texas against Plains All American Pipeline, L.P., related entities and their officers and directors. The amended complaint added as defendants the Company and other underwriters of securities offerings in 2013 and 2014 that in the aggregate raised approximately $2.9 billion. The Company was one of the underwriters of the October 2013 initial public offering. The complaints allege, among other things, that the offering materials were misleading based on representations concerning the maintenance and integrity of the issuer's pipelines, and that the underwriters are liable for violations of federal securities laws. The plaintiffs seek an unspecified amount of compensatory damages, as well as other relief. In July 2017, the defendants filed motions to dismiss the second amended complaint, which are pending. If the motions to dismiss are not granted, the Company intends to vigorously defend against the claims.

During the period from May 2016 to January 2017, five arbitration claims were filed against the Company by former customers concerning purported unauthorized trading, excessive trading and mishandling of their accounts by a former Ladenburg registered representative, and asserting compensatory damages in excess of $5.4 million. In July, October and December 2017, settlements were reached resolving four of the claims; the net amount paid by Ladenburg in connection with these settlements was $1,332. The total amount of compensatory damages in connection with the remaining claim is $300. The Company intends to vigorously defend against the remaining claim.

In July 2016, a former customer filed an arbitration claim against the Company concerning purported unsuitability, fraud, breach of contract, negligence, and breach of fiduciary duty in the handling of her customer accounts, and seeking an unspecified amount of compensatory damages, as well as other relief. In October 2017 a settlement agreement was reached resolving all claims. The amount paid by the Company in connection with the settlement was not material.

In November 2016, a consolidated class action complaint was filed in the U.S. District Court for the Western District of Washington against CTI BioPharma Corp. ("CTI"), its officers and directors and four firms, including the Company, that underwrote two securities offerings for CTI in 2015 that raised approximately $105 million. The complaint alleged, among other things, that the offering materials were misleading in their descriptions of safety results of Phase 3 clinical drug trials for the issuer's lead drug candidate for myelofibrosis, and that the issuers were liable for violations of federal securities laws. The plaintiffs sought an unspecified amount of compensatory damages, as well as other relief. In September 2017, the parties entered into a settlement agreement to resolve the class action complaint, subject to court approval, which provides for no contribution from the Company or the other underwriter defendants. In February 2018, the court issued its final approval of the settlement agreement.

In the ordinary course of business, the Company is a defendant in other litigation and arbitration proceedings and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company provides a liability. At December 31, 2017, the Company believes no such liability is required. With respect to other pending matters, including those referred to in the preceding paragraphs, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's financial position, results of operations or liquidity.

(dollars in thousands, except for share and per share data)

NOTE G - INCOME TAXES

The Company is a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to terms of the tax sharing agreement. Consolidated federal and combined state tax liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2017 are as follows:

Deferred tax asset:	
Compensation and benefits	$ 1,079
Net operating loss carryforward	220
Accrued expenses	558
Securities owned	468
Rent expense	150
Intangible assets	261
Total deferred tax assets	2,736
Fixed assets, net	(138)
Goodwill	(53)
Total deferred liabilities	(191)
Net deferred tax asset	$ 2,545

In assessing our ability to recover its deferred tax assets, we evaluate whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. We considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, we believe it is more likely than not that the Company will realize the benefit of its deferred tax asset as of December 31, 2017.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company accounts for interest and/or penalties arising from uncertain tax positions as a component of income tax expense. As of December 31, 2017, the Company has no uncertain tax positions.

In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2017, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2014 through 2017.

NOTE H - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

(dollars in thousands, except for share and per share data)

The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company primarily clears its transactions through another securities broker-dealer, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2017, there were no amounts to be indemnified to the clearing brokers for customer accounts.

In the normal course of its business, the Company may enter into transactions in financial instruments with off-balance-sheet risk such as securities sold, but not yet purchased. At December 31, 2017, the Company sold securities that they do not own and would therefore be obligated to purchase such securities at a future date. These obligations have been recorded in the statement of financial condition at the market value of the related securities and the Company will incur a loss if the market value of the securities increases subsequent to December 31, 2017

At December 31, 2017, the amount due from clearing brokers reflected in the statement of financial condition is due from two clearing brokers.

The Company maintains cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses on such accounts.

NOTE I - RELATED PARTY TRANSACTIONS

The Company is leasing space from an affiliated entity. The lease term ends on February 28, 2018, with two optional five year extensions and was amended in November 2016 to decrease the rentable square footage by approximately 23%. The annual rent expense for such space amounted to $565 in 2017.

The Company has a service agreement with LTS. For the year ended December 31, 2017, the Company paid LTS $304 for providing services and support to the Company.

The Company acted as underwriter in an offering of LTS senior notes. Included in net income is $244, consisting of $1,166 of revenue, net of employee brokerage commission expenses of $922.

The Company acted as a facilitator in repurchasing 569,864 shares of LTS common stock for retirement for $1,483.

Included in the Statement of Financial Condition are amounts Due from affiliates and Due to affiliates of $1,689 and $13, respectively.